SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF n° 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS,
HELD ON FEBRUARY 09, 2010.

1. DATE, TIME AND PLACE: February 09, 2010, at 03:00 p.m., at the head-office of the Company, on Av. Roque Petroni Junior, 1464, 6º andar, lado B, Board meeting room, Morumbi, São Paulo - SP.

2. CHAIRMANSHIP OF THE MEETING: Luis Miguel Gilpérez López – Chairman, and Breno Rodrigo Pacheco de Oliveira - Secretary.

3. INSTATEMENT: the meeting was instated with the attendance of the undersigned Directors, representing a quorum in conformity with the Bylaws.

4. AGENDA AND RESOLUTIONS:

4.1    approval of the Financial Statements, accompanied by the Independent Auditors’ Opinion and the Annual Management Report, for fiscal year ended 12/31/2009: the Directors, after examination and discussion, have unanimously approved, without restrictions, the Management Report, the Officers/Directors’ Rendering of Accounts and the Financial Statements, accompanied by the Independent Auditors’ Opinion and the Statutory Audit Committee’s Opinion, which were sent to the 2010 General Shareholders’ Meeting;

4.2    Capital Budget for fiscal year 2010: the Directors, after examination and discussion, have unanimously approved, without restrictions, the Capital Budget of the Company (including its subsidiaries and the own Company’s budget) for Fiscal Year 2010, which budget was adopted as minimum and reference budget, pursuant to the capital budget proposal attached hereto, and may be further reviewed along the year, to the extent of the Company’s needs, having been sent to the 2010 General Shareholders’ Meeting;

4.3     resolution on the allocation of the net profit for fiscal year ended 12.31.2009: the Directors, after examination and discussion, have unanimously approved, without restrictions, the proposal for allocation of the net profit for fiscal year 2009, sending the proposal to the 2010 General Shareholders’ Meeting;

Since there was nothing else to be discussed, the meeting was closed and these minutes were drawn-up, which were read, approved and signed by the Directors and by the Secretary, and transcribed in the proper book.

SIGNATURES: Luis Miguel Gilpérez López – Chairman of the Board of Directors; Shakhaf Wine – Vice-Chairman of the Board of Directors; Luis Miguel da Fonseca Pacheco de Melo (represented by Shakhaf Wine); Rui Manuel de M. D’Espiney Patrício; Félix Pablo Ivorra Cano; Ignácio Aller Mallo; Carlos Manuel Mendes Fidalgo Moreira da Cruz (represented by Shakhaf Wine); José Guimarães Monforte; Antonio Gonçalves de Oliveira – Directors; Paula Bragança França Mansur – Chairman of the Statutory Audit Committee; Fabiana Faé Vicente Rodrigues; Ortogamis Bento – Members of the Statutory Audit Committee and Breno Rodrigo Pacheco de Oliveira – Secretary.

This certificate is a faithful copy of the minutes of the special meeting of the Board of Directors, held on February 09, 2010, drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary - OAB/RS nº 45.479

Vivo Participações S.A.

To the Shareholders of Vivo Participações S.A.

Re: CAPITAL BUDGET FOR 2010, 100% CONSOLIDATED WITH THE WHOLLY-OWNED SUBSIDIARIES TELEMIG CELULAR S.A. AND VIVO S.A.

Under the terms of paragraph 2 of Article 196 of Law 6404/76, we hereby submit to you the Capital Budget of Vivo Participações S.A. and of its subsidiaries for fiscal year 2010, in the amount of two billion, four hundred and ninety million reais (R$2,490,000,000.00), pursuant to the following funding sources, to be approved on this date.

        This budget does not contemplate expenses with licenses and/or frequencies.

Capital Budget Proposal of Vivo S.A.	R$ 2,256,089,257.10
Capital Budget Proposal of Telemig Celular S.A.	R$ 233,910,742.90
Total	R$ 2,490,000,000.00

Funding Sources:
• Own/third parties’ funds	R$ 2,490,000,000.00

Therefore, we submit the capital budget proposal above for your resolution.

São Paulo, February 09, 2010.

BOARD OF DIRECTORS

LUIS MIGUEL GILPÉREZ LÓPEZ
Chairman

VIVO PARTICIPAÇÕES S.A.

BOARD OF DIRECTORS’ PROPOSAL FOR ALLOCATION
OF THE NET PROFIT FOR FISCAL YEAR 2009

The Shareholders,

In compliance with the legal provisions governing the matter, the Company’s Management hereby proposes to you the following allocation of the Net Profit for Fiscal Year 2009, in the amount of eight hundred and seventy-one million, three hundred and ninety-three thousand, seven hundred reais and eighty-five cents (R$ 871,393,700.85), to be posted to the Profit Earnings account:

Proposal for allocation of the Net Profit of Vivo Participações S.A. Fiscal Year 2009

		Pursuant to Annex 9-1-II of CVM Instruction 481 of 12/17/2009

EVENTS - In R$ except number of shares	2009	2008	2007	2006

Net Profit for the Year	871,393,700.85	399,900,959.48	(78,935,455.10)	70,773,081.92
(-) Legal Reserve (5% on the Net Profit)	43,569,685.04	19,995,047.97	-	3,538,654.09
Adjusted Net Profit	827,824,015.81	379,905,911.51	(78,935,455.10)	67,234,427.83
(+) Use of expansion reserves		46,892,678.71
(-) Interest on Own Capital - JSCP (gross)	104,135,762.30	161,113,275.00
Date of approval of the JSCP at RCA	12/14/2009	12/17/2008
Date of shareholding position entitled to JSCP	12/30/2009	12/30/2008
(+) Forfeited Dividends	6,676,008.62
(=) Balance LLA 2009	730,364,262.13	265,685,315.22	-	67,234,427.83
Supplementary dividends	730,364,262.13	265,685,315.22	-	16,808,606.96
Date of shareholding position entitled to Dividends	2/26/2010	3/19/2009		3/15/2007
Total dividends + JSCP - Gross Value	834,500,024.43	426,798,590.22	-	16,808,606.96
Total dividends + JSCP - Net Value	818,879,660.08	402,631,598.97	-	16,808,606.96

Amount of Vivo Part shares (excluding treasury shares)	399,590,102	367,395,631	1,437,622,845	1,437,622,845
Amount of Commom Shares	137,269,188	134,150,345	524,931,665	524,931,665
Amount of Preferred Shares	262,320,914	233,245,286	912,691,180	912,691,180

JSCP per Commom share (net)	0.221515491780	0.372748808627	-	-
JSCP per Preferred share (net)	0.221515491780	0.372748808627	-	-
Total dividends + JSCP of the common shares	281,305,631.56	147,016,358.80	-	-
Total dividends + JSCP of the preferred shares	537,574,028.52	255,615,240.17	-	16,808,606.96
Dividend + JSCP per Commom share (net)	2.049299159273	1.095907422399	-	-
Dividend + JSCP per Preferred share (net)	2.049299159273	1.095907422399	-	0.018416532698
Dividend based on Profit for prior Fiscal Year(s)	-	46,892,678.71	-	-
Dividend based on Profit for prior Fiscal Year(s) per Share (net)	-	0.127635373840	-	-

Net Profit/Loss per share	2.18	1.09	(0.05)	0.05
% Dividend and JSCP (net of IRRF) on Net Profit (excluding Legal Reserve)	98.9%	106.0%	-	25.0%

% Dividend and JSCP (gross) on Net Profit (excluding Legal Reserve)	100.8%	112.3%	-	25.0%

 1- LEGAL RESERVE

As provided for in article 193 of Law 6404/76, 5% (five per cent) of the Net Profit is required to be allocated to the Legal Reserve, in the amount of forty-three million, five hundred and sixty-nine thousand, six hundred and eighty-five reais and four cents (R$43,569,685.04).

2 – DIVIDENDS AND INTEREST ON OWN CAPITAL

In compliance with the provisions in the Company’s Bylaws and in the applicable legal provisions, the Company’s Management has proposed a resolution to be passed for payment of dividends to the common and preferred shares above the minimum value of 3% of the Shareholders’ Equity or 6% of the preferred capital stock, as shown below. Therefore, we propose the payment of dividends of R$2.049299159273 under equal conditions between common and preferred shares, in the total net amount of eight hundred and eighteen million, eight hundred and seventy-nine thousand, six hundred and sixty reais and eight cents (R$818,879,660.08).

Such dividends, declared based on the closing balance sheet of 2009 to the holders of common and preferred shares, is made up of interest on own capital in the net value of eighty-eight million, five hundred and fifteen thousand, three hundred and ninety-seven reais and ninety-six cents (R$ 88,515,397.96), approved at a meeting of the Board of Directors of the Company, held on December 14, 2009 and deducted from the dividends, pursuant to article 9 of Law 9249/95, and dividends in the amount of seven hundred and thirty million, three hundred and sixty-four thousand, two hundred and sixty-two reais and thirteen cents (R$730,364,262.13), as shown below:

2.1 – Statement of calculation of dividends on Preferred shares

          a) 3% of the Shareholders’ Equity

Description	Amount – R$

Total Shareholders’ Equity	10,921,187,973.16
Total amount of shares (excluding treasury shares)	399,590,102
Net Share Value	27.33097722
Amount of Preferred shares (excluding treasury shares)	262,320,914
Minimum priority dividend %	3%
Minimum dividend per preferred share	0.819929316
Minimum dividend calculated for Preferred shares	215,084,607.71

         b) 6% of the Capital Stock

Description	Amount – R$

Capital Stock (excluding treasury shares)	8,769,080,433.06
Total amount of shares (excluding treasury shares)	399,590,102
Unit Value per Share	21.945189306
Amount of Preferred shares (excluding treasury shares)	262,320,914
Minimum priority dividend %	6%
Minimum dividend per preferred share	1.316711358340
Minimum dividend calculated for Preferred Shares	345,400,926.99

         c) 25% of the Net Profit (excl. Legal reserve)

Description	Amount – R$

Net Profit for the Year	871,393,700.85
(-) Legal Reserve – 5%	(43,569,685.04)
Net Adjusted Profit	827,824,015.81
Minimum priority dividend %	25%
Minimum dividend calculated	206,956,003.95

         d) Proposed Dividend:

Description	Amount – R$

Proposed Dividend/JSCP (net)	818,879,660.08
Preferred Shares	537,574,028.52
Common Shares (under equal conditions with preferred shares)	281,305,631.56

Distribution between JSCP and dividends and deduction of the JSCP is shown below:

Interest on Own Capital, Gross	104,135,762.30
(-) Withheld Income Tax	(15,620,364.34)
Net Value of Interests Deducted from Dividends	88,515,397.96
Dividends	730,364,262.13
Dividends / JSCP, Net	818,879,660.08
Amount of common and preferred Shares (excluding treasury shares)	399,590,102
Interest on Own Capital Per Share (gross)	0.260606460918
Interest on Own Capital per Share (net of IRRF)*	0.221515491780

(*)except for corporate shareholders legally discharged from said taxation.

Distribution of Dividends is shown below:

Dividend – R$	730,364,262.13
Common Shares – R$	250,898,379.88
Preferred Shares – R$	479,465,882.25

Dividend in R$ per share	Amount
Amount of common Shares	137,269,188
Amount of preferred Shares (excluding treasury shares)	262,320,914
PN Shares	1.827783667493
ON Shares	1.827783667493

This amount results in total JSCPs added by the net dividends in the amount of R$ 2.049299159273 per common or preferred share.

The amounts relating to interest on own capital and dividends resolved and pending payment shall be paid as follows: i) 50% on April 19, 2010, and ii) 50% on October 25, 2010.

São Paulo, February 09, 2010.

BOARD OF DIRECTORS
Chairman
LUIS MIGUEL GILPÉREZ LÓPEZ

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2010

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.